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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                            Digital Sound Corporation
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    253911101
                                 (CUSIP Number)

                             Stephen R. Nelson, Esq.
                         Moore Capital Management, Inc.
                           1251 Avenue of the Americas
                               New York, New York
                                      10020
                                 (212) 782-7102
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 19, 1997
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].




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SCHEDULE 13D

CUSIP No. 253911101

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Moore Capital Management, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         Not Applicable                                                a[ ]
                                                                       b[ ]

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*
               OO

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Connecticut

                       7.     SOLE VOTING POWER

                              None

                       8.     SHARED VOTING POWER
NUMBER OF
 SHARES                       1,646,670
BENEFICIALLY
 OWNED BY
  EACH                 9.     SOLE DISPOSITIVE POWER
REPORTING
  PERSON                      None
   WITH
                      10.      SHARED DISPOSITIVE POWER

                               1,646,670

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,646,670

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                          [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.4%

14.     TYPE OF REPORTING PERSON*
        CO, IA




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SCHEDULE 13D

CUSIP No. 253911101

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Louis M. Bacon

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         Not Applicable                                                a[ ]
                                                                       b[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
               OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
               U.S.

                     7.       SOLE VOTING POWER

                              None

                     8.       SHARED VOTING POWER
NUMBER OF
 SHARES                       2,008,130
BENEFICIALLY
 OWNED BY
  EACH               9.       SOLE DISPOSITIVE POWER
REPORTING
 PERSON                       None
  WITH

                     10.      SHARED DISPOSITIVE POWER

                              2,008,130

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,008,130

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.9%

14.      TYPE OF REPORTING PERSON*
         IN, IA




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SCHEDULE 13D

CUSIP No. 253911101

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Moore Global Investments, Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         Not Applicable                                 a[ ]
                                                        b[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
             WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
                  British Virgin Islands

                   7.       SOLE VOTING POWER

                            None

                   8.       SHARED VOTING POWER
NUMBER OF
 SHARES                     1,646,670
BENEFICIALLY
 OWNED BY
  EACH             9.       SOLE DISPOSITIVE POWER
REPORTING
 PERSON                     None
  WITH

                   10.      SHARED DISPOSITIVE POWER

                            1,646,670

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,646,670

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                  [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.4%

14.      TYPE OF REPORTING PERSON*
         CO




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          This statement amends and supplements the information set forth in the
Schedule 13D (the "Schedule 13D") filed by the Reporting Persons (as defined therein) with the Securities and Exchange Commission on December 29, 1997, and constitutes Amendment No. 1 to the Schedule 13D ("Amendment No. 1"). Capitalized terms used herein without definition shall have the meaning assigned to such terms in the Schedule 13D. This Amendment No. 1 is being filed solely to correct an inadvertent error contained in Item 5(c) of the Schedule 13D previously filed with respect to the number of Series B Preferred Shares purchased by RIS.

Item 5.  Interest in Securities of the Issuer

          Item 5(c) is revised and amended in its entirety as set forth below.

          (c) On December 19, 1997, MGI and RIS purchased from the Company 164,667 and 36,146 Series B Preferred Shares, respectively, at a price per share of $7.50. Such purchases were the only transactions effected by the Reporting Persons with respect to Common Shares within the past 60 days. In connection with such purchase of Series B Preferred Shares, MGI and RIS also purchased from the Company $609,997.50 and $133,905, respectively, in principal amount of Convertible Notes of the Company (the "Convertible Notes"). If shareholders of the Company approve an amendment to the Company's articles of incorporation, the Convertible Notes held by MGI will automatically convert into 81,333 Series B Preferred Shares and the Convertible Notes held by RIS will convert into 17,854 Series B Preferred Shares.





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Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 31, 1997


                         MOORE CAPITAL MANAGEMENT, INC.


                         By: /s/ Kevin F. Shannon
                            ------------------------------
                             Name: Kevin F. Shannon
                             Title: Treasurer and Chief
                                    Financial Officer


                             LOUIS M. BACON

                               /s/ Kevin F. Shannon
                             -----------------------------
                                   Attorney-in-Fact



                         MOORE GLOBAL INVESTMENTS, LTD.


                          By:

                                   By: /s/ Kevin F. Shannon
                                      --------------------------
                                      Name:     Kevin F. Shannon
                                      Title:    Attorney-in-Fact





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